MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS IPO Presentation June 2021

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Forward - Looking Information This presentation contains reference to certain intentions, expectations, future plans, strategies and prospects of Moving Image Technologies (MIT), which may constitute forward - looking information under applicable securities law, including within the meaning of the "safe harbor" provisions of the Unit ed States Private Securities Litigation Reform Act of 1995 . When used in this presentation, the words “estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward - looking statements . Those intentions, expectations, future plans, strategies and prospects may or may not be achieved . They are based on certain assumptions, which may not be met or on which views may differ and may be affected by known and unknown risks . The performance and operations of MIT may be influenced by a number of factors, many of which are outside of MIT . No representation or warranty , express or implied, is made by MIT, or any of its shareholders, directors, officers, advisers, agents or employees that any intentions, expectations or plans will be achieved either totally or partially or that any particular rate of return will be achieved . Given the risks and uncertainties that may cause MIT's actual future results, performance or achievements to be materially different from those expected, planned or intended, you should not place undue reliance on these intentions, expectations, future plans, strategies and prospects . MIT does not represent or warrant that the actual results, performance or achievements will be as intended, expected or planned . All information contained in this presentation is provided as of the date of the presentation and is subject to change without notice . Neither MIT, nor any other person undertakes any obligation to update or revise any of the for ward - looking statements set out herein, whether as a result of new information , future events or otherwise, except as required by law . This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of MIT in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This is presented as a source of information and not an investment recommendation . Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward - looking statements in this prospectus include but are not limited to : 1 • Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” in the prospectus included in the registrations statement filed with the SEC for the offering to which this communication relates. These risks include, but are not limited to, the following: • Covid - 19 has had a negative impact on our business and may adversely affect our business in the future. • Other general political, social and economic conditions can adversely affect our business. • Interruptions of, or higher prices of, products from our suppliers may affect our results of operations and financial performance. • business may be adversely affected if we are unable to timely introduce new products and services or enhance existing products and services. • Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory. • Our sales and contract fulfillment cycles can be long, unpredictable and vary seasonally, which can cause significant variation in the number and size of transactions that close in a particular quarter. • We are substantially dependent upon significant customers who could cease purchasing our products and services at any time. • Our business and financial results may be harmed if events occur that damage our brand. • We may not convert all of our backlog into revenue and cash flows. • We operate in a highly competitive market. • We have limited human resources and we may be unable to manage our growth with our limited resources effectively. • We depend on our founders, senior professionals and other key personnel.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Disclaimer A registration statement (including a preliminary prospectus) relating to the offering of securities of Moving Image Technologies Inc . . (“MIT" or the "Company") to which this communication relates, has been filed with the U . S . Securities and Exchange Commission ("SEC") but has not yet become effective . These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Before you invest in the securities described in this document, you should read the prospectus in the registration statement (including the Risk Factors described therein) filed by MIT and the other documents MIT files with the SEC for more complete information about MIT and this offering . You may get these documents for free by visiting EDGAR on the SEC Website at www . sec . gov . Alternatively, the issuer or the underwriter in the offering will arrange to send you the prospectus if you request it by calling 647 - 800 - 8535 . This presentation does not purport to contain all the information that a prospective investor may require in connection with any potential investment in MIT . You should not treat the contents of this presentation, or any information provided in connection with it, as financial advice , financial product advice or advice relating to legal, taxation or investment matters . This presentation does not include all available information in relation to the business, operations, affairs, financial position or prospects of MIT . No representation or warranty (whether express or implied) is made by MIT or any of its shareholders, directors, officers, advisers, agents or employees as to the attainability of any estimates , forecasts or projections set out in this presentation . This presentation is provided expressly on the basis that you will carry out your own independent inquiries into the matters contained in the presentation and make your own independent decisions about the business, operations, affairs, financial position or prospects of MIT . MIT reserves the right to update , amend or supplement the information contained in this presentation at any time in its absolute discretion (without incurring any obligation to do so) without any obligation to advise you of any such update, amendment or supplement . The delivery of this presentation shall not , under any circumstance , create any implication that there has been no change in the busin ess, operations, a ffairs, financial position or prospects of MIT or that information contained herein is correct after the date of this presentation . Form CRS/Reg Bl Disclaimer: Boustead Securities, LLC is registered with the Securities and Exchange Commission (SEC) as a broker - dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) . Brokerage and investment advisory services and fees differ, and it is important for you to understand these differences . Free and simple tools are available to research firms and financial professionals at lnvestor . gov/ CRS, which also provides educational materials about broker - dealers , investment advisers , and investing . When we provide you with a recommendation, we have to act in your best interest and not put our interest ahead of yours . At the same time, the way we make money creates a conflict with your interests . Please strive to understand and ask us about these conflicts because they can affect the recommendations, we provide you . There are many risks involved with investing . For Boustead Securities customers and clients, please see our Regulation Best Interest Relationship Guide on the Form CRS Reg Bl page on our website at https : // www . bou st ead 18 28 . com/ form - crs - r eg - bi . For FlashFunders' visitors , you may review the Form CRS of Boustead Securities under the Form CRS section . Please also carefully review and verify the accuracy of the information you provide us on account applications, subscription documents and others . © 2021 2

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT plans to continue to rolling out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung, LG and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 3

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Company Background • Founded in 2003 by senior management team of industry veterans • Over 17,000 integrated systems sold in North and South America. • Our customers include almost all of the major North American - based theater chains (Cinemark, AMC, Regal, National Amusements, Marcus, etc.) and the 2 major Mexico chains (Cinepolis and Cinemex) and many of the more specialized regional chains (Alamo Drafthouse, Harkins, Pacific Arclight, etc.) • 45+ proprietary manufactured products • Headquartered in Fountain Valley, California There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 4

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Cinema Box Office Growth vs. Technology Trends (source: Cinemark) 5 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 1 9 80 1 9 85 1 9 90 1 9 95 2 0 00 2 0 05 2 0 10 2 0 15 2 0 20 $11.4B $2 . 8B Recession year Internet begins to go mainstream Megaplex and stadium seating Exhibition bankruptcies/ consolidation DVD player drops to$100 (D V D heyday) Financial crisis V C R Internet D V D S t re a m i ng Mass OTT streaming adoption ... Recliners and enhanced food Investments ... 1 . 1B pat r ons 1.57B patrons 1 . 38B pat r ons 1 . 3B pat r ons Digital projector conversion V HS be g ins to ramp post beta - max Cinemark Q1 2021 Investor Presentation (May 7, 2021)

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS • Recent study shows the positive response and effectivity of story telling in cinemas over viewing movies at home. • 90% - a more satisfying experience • 63% vs 35% talk about movie after • 81% - a better experience in theater • 73% vs 50% held their attention 6 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. *Showcase Cinemas (Oct. 2019)

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market Market Focus: commercial cinema, multi - use auditoriums, post - production facilities and high - end residential (industry VIPs) We believe the industry is in the early stages of a cyclical growth and capital spending cycle • Commercial cinema is growing and adding more screens • Theater owners may be upgrading their customer experience in order to compete for leisure dollars • First generation digital projectors reaching end of lifetime • We are a leading “go to” solution for these customers both in new theater construction and upgrades of existing venues There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 7

Our Market (cont.)

New Theater Construction--MIT participated in ~25% of the ~3,100 new or upgraded theaters in 2019 in the USA .

- Projection, sound
- Seats, screens
- Finishes, lighting
- Consulting, project management
- Installation
- Work with architects and exhibitor technical personnel to Design-in MIT products

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market (cont.) Existing Theater – Upgrade and Refurbishing • Replacement cycle on first generation digital projection gear starting in 2017/2018 [10 - year usable life] • Upgrades to recliners, immersive audio • Screen size increases, PLF (Premium Large Format) • Replacement projection screens [8 year usable life], replacement parts, consumables, extended warranties There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 9

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Asian Market Opportunity MIT currently has no presence in Asia • From 2014 - 2019, revenue for Cinemas in China has increased at an annualized 14.0%, to total $9.83 billion.* • China’s Wanda Film announced in April 2020 that it intends to develop additional cinemas in 2020 despite the industry’s complications from Covid - 19.** • China’s cinema industry continues to grow even with rising ticket prices due to the relatively inexpensive cost of cinema entertainment compared to other leisure activities such as visiting theme parks.* • Licensing and Brand Leverage Opportunities are available • MIT’s proprietary translation product as well as projection, audio, and visual products have no language barrier and potentially integrate seamlessly into new countries and regions. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. *IBIS World China Cinema Report, March 2019 **Deadline Wanda Film, April 2020 10

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Covid - 19 effect on Movie Theater Industry and MIT • Mid - March 2020 all theaters closed down • Customers stopped paying bills, delayed orders • Studios delaying release of major “tentpole” movies • Theaters have reopened from mid to late spring 2021 • First tentpole “Fast and the Furious 9” scheduled for domestic release June 2021 • Customer large projects not canceled but were delayed 9 - 12 months • Large impact on FY 20 Q4, FY 21 Q1 – Q3 • MIT a leader in helping theater industry reopen • MIT Has Led 2 seminars attended by over 500 cinema executives, managers and technologists worldwide on how to make sure cinema equipment is ready for a return to business, and on the procedures, products, and technologies to protect the safety and health of returning patrons and employees • MIT’s caddy Products Division Announced an array of products aimed at assisting theaters to reopen including social distancing, sanitizing, customer and employee safety There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 11

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Market Opportunity – Replacement Cycle • Commercial cinemas are now on 10 - 15 yr technology replacement cycle • Obsolescence and upgrades will likely be the new normal to stay competitive • 3,100 Series 1 projectors/servers will likely need to be replaced in the next 4 years Digital Cinema Systems Installs By Year – USA 0 1000 2000 3000 4000 5000 6000 7000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 (Excludes Regal, AMC, Cinemark) (Source: Deluxe Trusted Device List) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 12

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Products & Services • Manufactured Products • New Proprietary Products • Proprietary Services • Licensed third party products There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 13

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Energy Management Power Sequencing and Filtering LED Lighting Efficient, Accurate Lighting and Dimming for Auditoriums IS - 30 IS - 20D ALF ALMS For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 14

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Projection Supports & Enclosures Designed for System Integration and Architectural Design Flexibility Automation Systems Supporting Automated Cinema Operations Micropod IMC3J IMC2e 3D XL Mover S2 Pedestal S4 Pedestal For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 15

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS New Market Opportunity – Multi - language Captioning • Any language, including sign language • Outreach to non - English speaking movie going population • Recurring revenue/subscription service • Satisfies ADA requirement for hearing and vision disabilities, we believe • Partnered with Epson and Hana Media For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. Moving iMage Translator 16

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Projection Systems MIT is a reseller of NEC, Christie and Barco projectors - Xenon - Laser Phosphor - RGB Laser Texas Instruments DLP Technology For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 17

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Software - as - a - Service (Saas) Products CineQC Œ • Operations application for theatre management and staff • Training guidance for new staff and new policies • Time stamped accountability logging • Quality control • Remote control of auditorium systems • Energy Management based on occupancy • Cross compatible with many retail industries • Much higher margins than our traditional products For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not indica ti ve of future results. Investments may be speculative, illiquid and there is risk of total loss. 18

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Services Commercial Cinemas, Post - production, Screening Rooms Custom - Engineering,Fabrication, Integration AV over IP Network Design Service • Supplemental AV systems custom designed to support multi - purpose use of cinema auditoriums • eSports Tournaments • Private Meetings & Events • Streaming Content • AVoverIP - Network IP standards based • Simple deployment and feature rich • Integration and installation services • Consulting/Project Management/FF&E Procurement • ‘Design - in’ MIT products – work with architects • Retainer fees for consulting • CAD design, in - house engineering • Customer driven • Prewire/Configuration/Staging for installs • Unique in cinema, we do not believe our competitors have these capabilities For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 19

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Licensed Products & Systems We have relationships with almost all of the major providers of cinema equipment; their equipment is used along with our own in our systems integration projects For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 20

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Direct View LED Screens • Disruptive product/technology • 100,000 hour life - span vs. 30,000 hours for laser projection • Unprecedented improvement in image quality • MIT has developed integration relationships with approved providers, Samsung, LG and Sony • MIT has developed screen frame solution with patent pending features • We have installed the first two commercial installations in the U.S., Houston and Los Angeles SkyLounge • Recently installed 2 nd home theatre in USA – The Wall Luxury by Samsung ($375,000) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. 21

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Commercial Cinema Customers For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not ind ica tive of future results. Investments may be speculative, illiquid and there is risk of total loss. 22

Specialty Venue Customers

- Rock & Roll Hall of Fame, Cleveland, OH
- Director's Guild of America, West Hollywood, CA
- UCLA Film School, Los Angeles, CA
- Canada's Wonderland, Toronto, Canada
- Princeton University, Princeton, NJ
- Lionsgate Films, Santa Monica, CA
- Wallis Annenberg CPA, Beverly Hills, CA
- Balboa Theater, San Diego, CA
- Wildlife Experience, Denver, CO
- Connecticut Science Center, Hartford, CT
- Japan American Culture Ctr, Los Angeles, CA
- Institute of Contemporary Arts, Boston, MA
- Center for Contemporary Arts, Santa Fe, NM
- Carowinds Theme Park – Charlotte, NC
- Writer's Guild of America Theater--Beverly Hills,CA
- Consolidated's Titan XC – Honolulu, HI
- King's Dominion Theme Park–Richmond, VA
- Columbia University – New York, NY
- Chapman Film School – Orange, CA
- Duke University – Durham, NC
- Skirball Cultural Center, Los Angeles, CA
- Norton Simon Museum, Pasadena, CA
- Soho House, West Hollywood, CA
- Legend 3D, San Diego, CA
- DePaul University, Chicago, IL

This is a sample and is not an exhaustive list. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Subsidiary - Caddy Products • Designs and sells proprietary cupholder and other seating - based products and lighting systems, including Covid mandated plexiglass partitions • Holds 20 patents • Acquired by MIT in July 2019 • Leader in the cinema market • Leader in the stadium and arena market • We have seamlessly integrated Caddy’s operations into our Fountain Valley headquarters There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 24

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Growth Plan • Aim to emphasize higher margin, proprietary products and solutions • Translation glasses, SaaS products and services to enhance theatre operations, Caddy aisle, step, and wall lighting • Aim to increase our customer base beyond North America • Reinforce our sales efforts in the EU and Asia with our new products • Aim to make accretive acquisitions • There a number of smaller product companies (such as Caddy) and service companies that we can roll up especially as a result of the impact of Covid - 19 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 25

The Team

- **Phil Rafnson:** Chairman: founder MTS, $60M revenue cinema equipment supplier, sold to Soundelux. Former President, ICTA
- **Joe Delgado:** EVP Sales/Marketing: former VP of Sales, Christie
- **Bevan Wright:** EVP Operations: former head of Engineering, Christie
- **Michael Sherman**: CFO: former Manager, Coopers & Lybrand, 25+ years corporate accounting, finance, M&A
- **David Richards:** SVP Engineering, former Engineering Manager, Christie
- **Tom Lipiec:** SVP Sales & Customer Service, former Director, post-production division of Lucasfilm/THX
- **Jerry Van De Rydt:** SVP FF&E Sales: 30 yrs+ in cinema industry, previously Director, LA office MTS
- **Frank Tees:** VP Technical Sales Support: former Regional Technical Director, Regal. President ICTA mid 2020

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

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MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achie ved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss. Financial Summary Balance Sheets pre and post IPO as of March 31, 2021 (in 000's) Proforma Proforma Combined Post IPO Cash 1,097 9,879 Current assets 3,713 12,495 Total Assets 5,795 13,808 Current liabilities 4,598 4,598 Non-current liabilities 3,313 1,979 Equity (2,116) 7,231 Working Capital (885) 7,897 27

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS FY2020 vs. FY2019 • Sales decreased due to lower demand and project delays late in third and all of fourth quarter as the COVID - 19 pandemic spread. • Gross profit improvement resulting from improved product mix. • G&A impacted primarily by IPO related expenses and Caddy acquisition related intangible amortization, offset by cost containment measures related to the pandemic. • FY 2020 includes $190,000 Caddy acquisition related interest expense. FY FY (in 000's) 6/30/20206/30/2019 Sales $16,367 $20,812 COGS 12,033 15,575 Gross Profit 4,334 5,237% 26.5% 25.2% R&D 240 318 Selling and marketing 2,295 2,455 G&A 2,419 2,503 4,954 5,276 Operating income (loss) (620) (39) Other Exp (Inc) 263 (4) Net Income (loss) ($883) ($35) Financial Summary 28 Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achie ved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Use of Proceeds • Expansion of sales and marketing activities • Entry into new markets such as the EU, South America, Asia • Potential acquisitions (roll up) • We now have our public stock to use as currency • Increased working capital to fund revenue growth There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 29

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS The Offering • Shares offered: 3,500,000 • Price Range: $3.00 • Shares out. after the offering: 9,166,667 • Over allotment: 525,000 (15%) • Listing: NYSE American • Symbol: MITQ • Managing Underwriter: Boustead Securities • Expected closing: June 2021 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 30

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT plans to continue to rolling out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung, LG and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. 31

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Thank You For more information please contact: Keith Moore, CEO Boustead Securities, LLC (949) 295 - 1580 keith@boustead1828.com Dan McClory, Head of China and Equity Capital Markets Boustead Securities, LLC (949) 233 - 7869 Dan@boustead1828.com 32